Exhibit 99.1

Kenon Provides Updates on its Subsidiary OPC Energy Ltd.'s Initial Public Offering

Singapore, August 8, 2017. Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) ("Kenon") is providing updates on its subsidiary OPC Energy Ltd.'s ("OPC") initial public offering in Israel and contemplated listing on the Tel Aviv Stock Exchange.

On August 7, 2017, OPC announced the postponement of the retail tranche of its initial public offering. OPC today announces that it will proceed with the retail tranche of its initial public offering.

In addition, the minimum price per share in the retail offering, which had been set at NIS13.7 (approximately $3.80),1 has been adjusted to NIS12.5 (approximately $3.47). This price will also constitute the minimum price per share in the institutional tranche of the offering.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sales of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Caution Concerning Forward-Looking Statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about the initial public offering of OPC's ordinary shares, including OPC's intention to proceed with the retail tranche of the offering and the minimum price per share of the institutional and retail tranches of the offering. These statements are based on Kenon's management's current expectations or beliefs, and are subject to a number of risks and uncertainties, many of which are beyond Kenon's control, and which could cause actual results to differ materially from those indicated in such forward-looking statements. Such risks include the risk that OPC does not proceed with the retail tranche of the offering, that OPC does not complete its initial public offering on the expected terms, or at all, that the final price of OPC's initial public offering is less than the minimum price of the institutional and retail tranches of the offering discussed herein, and other risks and factors, including those risks set forth under the heading "Risk Factors" in Kenon's Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

1 Convenience translations of NIS to US Dollars use an exchange rate of 3.60:1.